Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cresco Labs Inc. (the “Company”)

1055 West Hastings Street, Suite 2200

Vancouver, British Columbia

V6E 2E9, Canada

Item 2.	Date of Material Change

January 8, 2020

Item 3.	News Release

A news release with respect to the material change, a copy of which is attached hereto as Appendix “A”, was disseminated by the Company on January 8, 2020 through Business Wire and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

On January 8, 2020, the Company and CannaRoyalty Corp. d/b/a Origin House (“Origin House”) completed their previously announced plan of arrangement (as amended, the “Arrangement”) under the provisions of the Business Corporations Act (Ontario), pursuant to which the Company acquired all of the issued and outstanding shares of Origin House.

Pursuant to the terms of the Arrangement, holders of common shares of Origin House (“Origin House Common Shares”) received 0.7031 subordinate voting shares of the Company (“Cresco Labs Shares”) for each Origin House Common Share held and holders of class A compressed shares of Origin House (“Origin House Compressed Shares”) received 70.31 Cresco Labs Shares for each Origin House Compressed Share held.

The Origin House Common Shares were delisted from the Canadian Securities Exchange as of the close of trading on January 9, 2020 and the OTCQX on January 10, 2020. Origin House has applied to the applicable securities regulators to cease to be a reporting issuer and to terminate its public reporting obligations.

Item 5.1	Full Description of Material Change

Please see the press release attached hereto as Appendix “A”.

Item 5.2.	Disclosure of Restructuring Arrangements

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

John Schetz, General Counsel

Phone: (312) 929-0993

Email: john.schetz@crescolabs.com

Item 9.	Date of Report

January 13, 2020.

Appendix “A”

Cresco Closes Acquisition of Origin House, Adding Leading California Wholesale

Distribution and Cultivation Operations to its Strategic National Footprint

•	Establishes Cresco as one of the largest wholesale distributors in California.

•	Expected to enable Cresco to continue developing its house of brands in one of the largest and most influential legal cannabis markets in the world.

•	Combines two industry-leading cultivation, branding and distribution teams.

January 8, 2020 – CHICAGO, ILLINOIS – Cresco Labs Inc. (CSE: CL, OTCQX: CRLBF) (“Cresco” or the “Company”), one of the largest vertically integrated multistate cannabis operators in the United States, announced today that it has closed the previously announced acquisition of CannaRoyalty Corp. d/b/a Origin House (“Origin House”) (CSE: OH, OTCQX: ORHOF) by way of a plan of arrangement (the “Arrangement”). With the closing of the Arrangement, Cresco has significantly increased its footprint and accelerated its entry into the California market.

“This is a transformational deal for Cresco and represents the culmination of the better part of a year’s work for both the Cresco and Origin House teams,” said Charlie Bachtell, Cresco’s CEO and Co-founder. “With the closing of this transaction, Cresco is in a position to accelerate its entry into one of the largest legal cannabis markets in the world, while adding valuable expertise in wholesale distribution and brand development, which we expect will drive significant value for all of our shareholders as we scale across the country in the coming years. We also see meaningful synergies across our national footprint through the addition of Origin House’s ultra-premium indoor cultivation team, which we expect will assist us in our goal to consistently outperform the market on yield and quality metrics.”

Mr. Bachtell continued, “In an industry that is in flux, Cresco is one of the most fundamentally sound and best-positioned multi-state cannabis operators in the U.S. The Company has built an engine that is designed to execute operationally, develop leading brands and get them into the hands of consumers to drive growth and value across all three horizons – short, medium and long term.”

Marc Lustig, Chairman and CEO of Origin House commented, “Cresco’s focus on the middle two verticals of the value chain – brands and wholesale distribution – as the key to creating long-term shareholder value, is aligned with the philosophy we had at Origin House. Speaking as one of the largest former shareholders of Origin House and now an enthusiastic and significant Cresco shareholder, I am looking forward to the opportunity for this combined team to create value for all of our shareholders.”

Pursuant to the Arrangement, Cresco will appoint Marc Lustig, Chairman and CEO of Origin House, to the Cresco board of directors, following receipt of certain U.S. regulatory approvals.

The acquisition of Origin House makes Cresco a leading wholesale distributor in California, selling into over 575 dispensaries, representing approximately 65% of California’s storefront dispensaries. Origin House’s Continuum distribution platform distributes 13 third party brands, including Kings Garden. In the most recent quarter, Origin House generated CAD$22.8 million in revenue driven primarily by its California distribution business.

Origin House’s 92,000 square feet of ultra-premium indoor cultivation and production facilities is expected to allow Cresco to expand its offering of Cresco branded products across California rapidly; growing market share, generating brand equity, and driving shareholder value.

Transaction Details

Pursuant to the terms of the Arrangement, holders of common shares of Origin House (“Origin House Common Shares”) received 0.7031 (the “Exchange Ratio”) subordinate voting shares of Cresco (“Cresco Shares”) for each Origin House Common Share held, holders of class A compressed shares of Origin House (“Origin House Compressed Shares”) ultimately received 70.31 Cresco Shares for each Origin House Compressed Share held (the “Consideration”). In total, Cresco acquired 94,558,120 Origin House Common Shares (on an as converted basis) in exchange for 66,483,798 Cresco Shares.

In connection with the closing of the Arrangement, the remaining portion of the approximately CAD$39.7 million of subscription proceeds raised in connection with the financing announced on November 26, 2019 have now been released from escrow, resulting in the issuance of 9,713,839 Origin House Common Shares under the financing. A further 3,692,639 Origin House Common Shares were issued to certain service providers, vendors and contracting parties of Origin House. All such Origin House Common Shares were exchanged, pursuant to the Arrangement, at the Exchange Ratio, for 0.7031 Cresco Shares and are not subject to any statutory hold period.

It is anticipated that the Origin House Common Shares will be delisted from the Canadian Securities Exchange (“CSE”) as of the close of trading on January 9, 2020, and Origin House intends to submit an application to the applicable securities regulators to cease to be a reporting issuer and to terminate its public reporting obligations.

Pursuant to the letter of transmittal mailed to shareholders of Origin House as part of the materials in connection with the special meeting of shareholders of Origin House held on December 31, 2019 (the “Meeting”), in order to receive the portion of the Consideration to which they are entitled, registered holders of Origin House Shares are required to deposit their share certificate(s) representing Origin House Shares, together with a duly completed letter of transmittal, with Odyssey Trust Company, the depositary under the Arrangement. Shareholders whose Origin House Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Origin House Shares.

Further information about the Arrangement is set forth in the materials prepared by Origin House in respect of the Meeting which were mailed to Origin House shareholders and filed under Origin House’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

ABOUT CRESCO LABS:

Cresco is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining highly strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*, Cresco’s national dispensary brand, is a wellness focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco at www.crescolabs.com.

ABOUT ORIGIN HOUSE:

Origin House is a growing cannabis brands and distribution company operating across key markets in the U.S. and Canada, with a strategic focus on becoming a preeminent global house of cannabis brands. Origin House’s brand development platform is operated out of six licensed facilities located across California, and provides distribution, manufacturing, cultivation and marketing services for its brand partners. Origin House is actively developing infrastructure to support the proliferation of its brands internationally, initially through its acquisition of Canadian retailer 180 Smoke. Origin House’s shares trade on the CSE under the symbol “OH” and on the OTCQX under the symbol “ORHOF”. Origin House is the registered business name of CannaRoyalty Corp. For more information, visit www.originhouse.com.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Cresco’s and/or Origin House’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Cresco’s and/or Origin House’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms, and includes, but is not limited to, statements relating to the expected timing by which Origin House will be de-listed from the CSE and the intention to apply to have Origin House cease to be a reporting issuer and terminate its public reporting obligations.

Forward looking statements are based on certain assumptions regarding the Company and Origin House, including but not limited to expected growth, results of operations, performance, industry trends and growth opportunities. While the Company and Origin House consider these assumptions to be reasonable based on currently available information, they may prove to be incorrect. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to: (i) risks associated with general economic conditions; (ii) adverse industry events; (iii) future legislative and regulatory developments; (iv) inability to access sufficient capital and/or inability to access sufficient capital on favourable terms; (v) the evolving cannabis industry in North America generally; (vi) the ability of the Company to implement its business strategies: (vii) the ability of the Company to create shareholder value and to maintain, in California and in general, its market share in wholesale distribution, craft cultivation, cannabis branding and M&A; (viii) the Company’s development and growth of its brands, its influence in the cannabis market and its future plans, including expansion in the United States; (ix) risks associated with currency and interest rate fluctuations; (x) risks discussed in public filings relating to the Arrangement, including those risk factors referred to in the management information circular of Origin House prepared in connection with the Meeting, as well as those risks discussed under “Risk Factors” in the Company’s CSE Listing Statement filed with SEDAR, or Origin House’s management’s discussion and analysis filed with SEDAR; (xi) the statements of the CEO and Co-founder of Cresco; (xii) the statements of the Chairman and

CEO of Origin House; (xiii) the appointment of the Chairman and CEO of Origin House to the board of directors of Cresco; (xiv) the anticipated revenue and performance of the Company as a result of operations in California and its indoor cultivation and production capacity; and (xv) other factors, many of which are beyond the control of Cresco and/or Origin House.

Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, readers should not place undue reliance on the forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Shares, nor as to Cresco’s and/or Origin House’s financial performance in future financial periods. Except to the extent required by applicable laws, Cresco and/or Origin House do not intend to update any of these factors or any of the forward-looking statements contained herein, whether as a result of new information, future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

CONTACTS:

Media:

Jason Erkes, Cresco Labs Inc.

Chief Communications Officer

press@crescolabs.com

Investors:

Aaron Miles, Cresco Labs Inc.

Vice President, Investor Relations

investors@crescolabs.com

For general Cresco inquiries:

312-929-0993

info@crescolabs.com